

Statoil

USD 1.3 billion transaction to high grade NCS portfolio

12 September 2014

Demonstrating value of NCS portfolio

- **USD 1.3 billion consideration, including a USD 50 million contingent payment**
  - Contingency is linked to Aasta Hansteen milestones
- **Create value through portfolio adjustments**
  - Maintain operatorship and a 51 % equity share in the strategic Aasta Hansteen gas development
  - Early monetisation on development projects
  - Exiting non-core assets on NCS
  - Farm-down exploration licences
- **Reducing capex commitments**
  - ~ USD 1.8 bn for the period from the effective date until end of 2020
- **Continue partnership with Wintershall on NCS**
  - Wintershall joins Aasta Hansteen, a key gas development underpinning the next decade of Norwegian gas exports
  - AMI related to future licence rounds agreed
  - MoU on EOR research cooperation



Statoil

A continuation of our value driven portfolio strategy



Focus portfolio

- Exit non-core Vega and Gjøa
- Transferring Vega operatorship to Wintershall, a core investor and operator in the region



Capture value from field development projects

- Early monetisation of Aasta Hansteen area development project
- Balancing equity share while maintaining operatorship



Increase flexibility

- Release of around 3 bn of capital in form of upfront consideration and future capex

Statoil

Strong track record of value creating transactions

Realised ~USD 20 bn in proceeds and delivered ~USD 10 bn in capital gains

Proceeds (USD bn), main divestments 2009-2014



Wintershall* 0.8* 1.3
Shah Deniz 1.0 1.45
OMV 1.7 2.65
Wintershall 1.1 1.45
Centrica 1.3 1.6
Gassled 1.4 2.9
Retail 1.0 3.2
Oil sands 0.9 2.3
Peregrino 1.5 3.1
Accounting gain

1) * At effective date. Accounting gain expected within the range of USD 0.7-0.9 billion. Deal is subject to closing.
2) Proceeds based on transaction year

Thank you

